

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2009

Via U.S. mail and facsimile

Ms. Suzanne I. Barth
President and Chief Financial Officer
Concrete Leveling Systems, Inc.
5046 E. Boulevard, NW
Canton, OH 44718

> **RE:** **Form 10-K/A for the fiscal year ended July 31, 2008**
> **Forms 10-Q/A for the periods ended October 31, 2008, January 31, 2009 and April 30, 2009**
> **File No. 000-53048**

Dear Ms. Barth:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief